September 28, 2012

The Elite Growth & Income Fund
A series of The Elite Group
1325 4th Avenue
Seattle WA 98101

Cutler Equity Fund
A series of The Cutler Trust
525 Bigham Knoll
Jacksonville OR 97530

Re:	Reorganization of The Elite Growth and Income Fund into Cutler Equity Fund

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.

Parties to the Transaction

The Elite Growth & Income Fund (“Target Fund”) is a series of The Elite Group, a Massachusetts business trust.

Cutler Equity Fund (“Acquiring Fund”) is a series of The Cutler Trust, a Delaware statutory trust.

Description of Proposed Transaction

In the proposed transaction (the “Reorganization”), Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of Acquiring Fund of equivalent value and the assumption by Acquiring Fund of the known liabilities of Target Fund.  Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in Target Fund, in complete redemption of all outstanding shares of Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Agreement and Plan of Reorganization between The Cutler Trust with respect to Acquiring Fund and The Elite Group with respect to Target Fund (the “Reorganization Agreement”) dated as of August 23, 2012, which is enclosed as Appendix A to proxy materials for a Special Meeting of Shareholders to be

The Elite Growth & Income Fund
Cutler Equity Fund
September 28, 2012

held September 27, 2012 which describes the proposed transaction, and on the information provided in such proxy materials.  We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of Target Fund and Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Discussion

One of the prerequisites for a tax-free reorganization under the Internal Revenue Code is that the transaction represent a continuity of the business enterprise of the acquired entity.  As interpreted by the Treasury in regulations, and in accordance with court decisions, continuity of business enterprise is present if the acquiring entity either continues the business of the acquired entity or uses a substantial portion of the acquired entity’s historic assets in its own business.  The regulations, and private letter rulings in the area issued by the Internal Revenue Service, suggest that the latter test is met if the acquiring fund uses at least one third of the historic assets of the target fund in the business of the acquiring fund.  The Acquiring Fund in this transaction has not represented that it will use any particular portion of the assets of the Target Fund in the business of the Acquiring Fund, since it may be in the best interests of shareholders to dispose of most or all of the historic assets of the Target fund at the time of or soon after the closing of the Reorganization.  Therefore, continuity of business enterprise may be present only if the Acquiring Fund continues the historic business of the Target Fund.

There is very little official guidance as to the meaning of continuation of the historic business.  In Revenue Ruling 87-76, a municipal bond fund acquired all of the assets of a fund which had historically invested in corporate debt and equity instruments.  The transaction was held to lack continuity of business enterprise, even though both funds were in the business of investing.  In several private letter rulings, the Internal Revenue Service has apparently accepted a representation that the acquiring fund will continue the business of the target fund, but no details as to the businesses are set forth.

The investment strategies for Target Fund are similar to those for Acquiring Fund.  The investment objective of the Target Fund is to seek to maximize total return, while the investment objective of Acquiring Fund is current income and long-term capital appreciation.  In seeking to achieve its objective, the Acquiring Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of common stocks according to the Acquiring Fund’s investment style. The Acquiring Fund’s stated 80% policy is a non-fundamental policy that can be changed by the Board of Trustees upon 60 days’ prior notice to shareholders.  The Target Fund has not adopted a policy to invest a percentage of its total

The Elite Growth & Income Fund
Cutler Equity Fund
September 28, 2012

assets in any particular type of investment and typically invests in a combination of equity and debt securities.  Equity securities held by the Target Fund consist primarily of common stocks, preferred stocks and convertible securities issued by U.S. companies and debt securities held by the Target Fund consist primarily of U.S. Government obligations and U.S. corporate debt securities.  Both the Target Fund and the Acquiring Fund utilize a value-oriented investment approach and fundamental analysis in selecting securities..  A substantial portion of the historic securities of the Target Fund could have been held by Acquiring Fund under the investment policies of the Acquiring Fund.  Accordingly, the continuity of business requirement appears to be satisfied.  However, because of the lack of definitive guidance, our opinions cannot be entirely free from doubt.

Opinions

Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions, all of which are not entirely free from doubt for the reason above stated:

(a) The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b) Under Code Section 361, no gain or loss will be recognized by the Target Fund (i) upon the transfer of its assets to the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the known liabilities of the Target Fund or (ii) upon the distribution of shares of the Acquiring Fund by the Target Fund to its shareholders in liquidation;

(c) Under Code Section 354, no gain or loss will be recognized by shareholders of the Target Fund upon the exchange of all of their Fund shares for shares of the Acquiring Fund in the Reorganization;

(d) Under Code Section 358, the aggregate tax basis of shares of the Acquiring Fund to be received by each Target Fund shareholder in exchange for his or her or its Target Fund shares in the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(e) Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for shares of the Acquiring Fund to be received pursuant to the Reorganization will be determined by including the holding period for the Target Fund shares exchanged therefor, provided that the shareholder held those Target Fund shares as a capital asset on the date of the exchange;

(f) Under Code Section 1032, no gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Acquiring Fund pursuant to the Reorganization in exchange for

The Elite Growth & Income Fund
Cutler Equity Fund
September 28, 2012

the assumption by the Acquiring Fund of the known liabilities of the Target Fund and issuance of shares of the Acquiring Fund;

(g) Under Code Section 362(b), the Acquiring Fund’s tax basis of the assets that the Acquiring Fund acquires from the Target Fund in the Reorganization will be the same as the Target Fund’s tax basis of such assets immediately prior to such transfer;

(h) Under Code Section 1223(2), the holding period for the assets the Acquiring Fund receives from the Target Fund in the Reorganization will include the periods during which such assets were held by the Target Fund; and

(i) The Acquiring Fund will succeed to and take into account all items of the Target Fund described in Code Section 381(c) subject to the conditions and limitations specified in Code Sections 381, 382, 383, and 384 and the Treasury regulations thereunder.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it.  No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect.  This opinion letter is delivered to you in satisfaction of the requirements of Section 8.4 of the Reorganization Agreement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement or in the Information Statement constituting a part thereof.  In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP